ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 25, 2026	Jonathan S. Upchurch
T +1 617-235-4730
jonathan.upchurch@ropesgray.com

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Attn: Tara Varghese

Re:	Eaton Vance Mutual Funds Trust (File No. 811-04015) (the “Registrant”)

Dear Ms. Varghese:

This letter responds to comments provided on February 13, 2026, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 370 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to Eaton Vance Diversified Currency Income Fund, a series of the Registrant (the “Fund”). The Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2025 for the purpose of updating the Fund’s disclosure in compliance with annual updating requirements.

The Staff’s comments are summarized below, followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Amendment.

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1.	Comment: Please confirm that the expense reimbursement agreement referenced in footnote 2 to the “Annual Fund Operating Expenses Table” will be in place for at least one year from the effective date of the Registration Statement and that the presentation of any Acquired Fund Fees and Expenses, as applicable, will comply with the requirements of Form N-1A.

Response: The Registrant confirms that the expense reimbursement agreement will be in place for at least one year from the effective date of the Registration Statement and has included the expiration date in the referenced footnote. Furthermore, the Registrant confirms that no line item for Acquired Fund Fees and Expenses is currently required for the Fund. Consistent with Form N-1A, the expense table for the Fund reflects the aggregate expenses of the Fund and International Income Portfolio, the master fund in which the Fund invests.

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2.	Comment: The Staff notes that the final two sentences of the Fund’s principal investment strategy states that “[t]he Fund invests substantially all of its assets in the Portfolio, a separate registered investment company. References to the Fund’s investments include investments held indirectly through the Portfolio in which the Fund invests.” Please consider disclosing this information in a more prominent position within the Fund’s principal investment strategy.

Response: The Registrant confirms the requested change has been made.

3.	Comment: The Staff notes that the Fund’s 80% policy states that “[u]nder normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in (i) securities denominated in foreign currencies; (ii) fixed income instruments issued by foreign entities or sovereign nations; and/or (iii) derivative instruments denominated in or based on the currencies, interest rates, or issues of foreign entities or sovereign nations.”

Please supplementally confirm that any investments counted towards the Fund’s 80% policy will be denominated in foreign currencies. If not, please supplementally explain why the existing 80% policy complies with requirements of Rule 35d-1 (the “Amended Names Rule”) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Registrant submits that investments that are denominated in both foreign currencies and U.S. dollars may count toward the Fund’s 80% policy if such investments are otherwise consistent with the policy. The second and third prongs of the Fund’s 80% policy are not limited to securities denominated in foreign currencies. For example, prong (ii) of the 80% policy would permit fixed income instruments issued by foreign entities but denominated in U.S. dollars to count toward the test, and prong (iii) of the 80% policy would permit U.S. dollar denominated non-deliverable forwards on foreign currencies to count toward the test.

The Registrant believes that the Fund’s name and associated 80% policy comply with the requirements of the Amended Names Rule. The Fund’s name suggests diversified currency exposure (not a fund whose exposure is limited to foreign currencies), and the Fund’s portfolio investments are expected to be denominated in, and provide economic exposure to, a number of different currencies.

4.	Comment: Please supplementally explain how the policy to invest 40% of the Fund’s net assets in foreign investments (the “40% policy”) interacts with the Fund’s 80% policy. Specifically, please supplementally explain if there may be certain investments counted toward the Fund’s 80% policy that are not considered foreign investments for purposes of the Fund’s 40% policy?

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Response: The Fund’s 40% policy and 80% policy are separate but overlapping policies. For purposes of the Fund’s 40% policy, foreign investments are those primarily traded outside the U.S. or issued by an issuer that is domiciled, or derives a significant portion of its revenue, outside the U.S. While many of the investments that count toward prongs (i) and (ii) of the 80% policy would qualify as foreign investments for purposes of the 40% policy, there may be certain investments that would count toward the 80% policy that would not be considered foreign investments for purposes of the Fund’s 40% policy. Examples of such securities could include, among others, (i) securities issued by domestic issuers denominated in foreign currencies; or (ii) derivative instruments based on foreign currencies that trade primarily in the U.S.

5.	Comment: The Staff notes that the Fund’s fact sheet for the fourth quarter of 2025 states that the Fund seeks to provide “non-U.S. dollar currency exposure” and that the Fund “has the potential to benefit from a decline in the value of the U.S. dollar while producing an income stream from international markets.” Please consider clarifying the Fund’s principal investment strategy disclosure to more directly address the topics of non-U.S. dollar currency exposure, and the potential impact of a declining U.S. dollar, as stated in the existing Fund fact sheet.

Response: The Registrant believes that its principal investment strategies disclosure, including its 80% policy, makes it clear that the Fund will provide non-U.S. dollar currency exposure. The Registrant further notes that its currency risk disclosure, which is included among the Fund’s principal risks, states that “[i]f the U.S. dollar rises in value relative to a foreign currency, a security denominated in that foreign currency will be worth less in U.S. dollars. If the U.S. dollar decreases in value relative to a foreign currency, a security denominated in that foreign currency will be worth more in U.S. dollars.”

6.	Comment: Please review the principal risk factors to ensure they are applicable to this Fund. To the extent investments such as mortgage-backed securities, asset-backed securities, municipal securities, loans, commodities-related investments are deemed to be principal risks, please ensure that the Fund’s principal investment strategy disclosure expressly address each such investment.

Response: The Registrant confirms that the principal risks disclosed in the Fund Summary are applicable to the Fund and related to the principal investment strategies. As disclosed in the principal investment strategies section of the Fund Summary, the Fund’s investments “may include foreign and domestic securities and other instruments, including sovereign debt (including U.S. Treasuries), mortgage-backed securities (“MBS”) and asset-backed securities, stripped securities, loans, bank instruments, municipal securities, corporate debt, other fixed-income securities and commodities-related investments.”

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7.	Comment: The Staff notes that an index that pertains to the equity or fixed-income market of a group of countries or a group of countries with shared characteristics such as emerging markets can serve as a Fund’s broad-based securities market index, provided that the index represents the overall applicable international equity or debt market relative to the Fund’s investments. Please supplementally explain how an emerging market index such as the J.P. Morgan Government Bond Index: Emerging Markets (JPM GBI-EM) Global Diversified (Unhedged) (the “Index”) can be an appropriate broad-based index for a fund that invests in both developed and emerging markets.

Response: The Registrant believes that the Index is an appropriate “broad-based securities market index” for the Fund because it represents the overall applicable market relative to the Fund’s investments. Although the Fund’s principal investment strategies allow it to invest in both developed and emerging markets, the Fund “frequently has significant exposure to emerging markets investments.” Given the Fund’s expected exposure to emerging markets and its related currency risk profile, the Fund’s adviser has deemed the Index to be the most representative, among the available options, of the Fund’s portfolio.

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We hope the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4730.

Sincerely,

/s/ Jonathan Upchurch

cc:	Jordan Beksha, Morgan Stanley Investment Management

Sarah Clinton, Ropes & Gray LLP